Exhibit 12.1

Danaher Corporation
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratio data)

						Three Months Ended
	2008	2009	2010	2011	2012	March 29, 2013
Fixed Charges:
Gross Interest Expense	$125.2	$118.7	$117.1	$141.6	$157.5	$39.2
Interest Element of Rental Expense	10.7	13.1	15.2	19.9	22.3	4.9
Interest on Unrecognized Tax Benefits	—	—	—	—	—	—
Total Fixed Charges	$135.9	$131.8	$132.3	$161.5	$179.8	$44.1

Earnings Available for Fixed Charges:
Earnings From Continuing Operations (Excluding Earnings from Equity Investees) Before Income Taxes Plus Distributed Income of Equity Investees	$1,642.9	$1,326.1	$1,915.8	$2,429.4	$2,985.4	$759.2
Add Fixed Charges	135.9	131.8	132.3	161.5	179.8	44.1
Interest on Unrecognized Tax Benefits	—	—	—	—	—	—
Total Earnings Available for Fixed Charges	$1,778.8	$1,457.9	$2,048.1	$2,590.9	$3,165.2	$803.3

Ratio of Earnings to Fixed Charges	13.1	11.1	15.5	16.0	17.6	18.2

NOTE:  These ratios include Danaher Corporation and its consolidated subsidiaries. The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated, where “earnings” consist of (1) earnings from continuing operations (excluding earnings from equity investees) before income taxes plus distributed income of equity investees; plus (2) fixed charges, and “fixed charges” consist of (A) interest, whether expensed or capitalized, on all indebtedness, (B) amortization of premiums, discounts and capitalized expenses related to indebtedness, and (C) an interest component representing the estimated portion of rental expense that management believes is attributable to interest. Interest on unrecognized tax benefits is included in the tax provision in the Company's Consolidated Condensed Statements of Earnings and is excluded from the computation of fixed charges.